October 24, 2011

Sherry Haywood
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Washington, D.C. 20549

Re:	Renewable Fuel Corp (the “Company” or “Issuer”)
Registration Statement on Form S-1
File No. 333-170542

Dear Ms. Haywood:

Enclosed is Pre-Effective Amendment eight to the above Registration Statement.  The changes are made in response to staff comments to the prior Registration Statement and to make appropriate updates.  The paragraph numbers below correspond to the numbered comments in the comment letter dated October 18, 2011.

The Offering, page 4

1.
As requested, we are providing the share issuances that have occurred since the prior registration statement including the dates of the transactions, individuals who received the shares, the number of shares issued to each individual, and the exemption relied upon for each issuance, along with a corresponding disclosure in the Recent Sales of Unregistered Securities section.

US Investors (for CEO employment of service)

Name of Investor	Date of Investment	Number of shares purchased	Price per share	Total consideration received	Nature of pre-existing relationship, prior to filing S-1
William Van Vliet	Jan 21, 2011	645	1.00	$0.00	RFC’s CEO
William Van Vliet	Feb 11, 2011	973	1.00	$0.00	RFC’s CEO

William Van Vliet	Feb 28, 2011	970	1.00	$0.00	RFC’s CEO
William Van Vliet	Apr 1, 2011	653	1.00	$0.00	RFC’s CEO
William Van Vliet	Apr 29, 2011	663	1.00	$0.00	RFC’s CEO
William Van Vliet	May 10, 2011	660	1.00	$0.00	RFC’s CEO
William Van Vliet	May 18, 2011	195	1.00	$0.00	RFC’s CEO
William Van Vliet	Jun 1, 2011	656	1.00	$0.00	RFC’s CEO
William Van Vliet	Jun 14, 2011	247	1.00	$0.00	RFC’s CEO
William Van Vliet	Jun 24, 2011	227	1.00	$0.00	RFC’s CEO
William Van Vliet	Jul 5, 2011	491	1.00	$0.00	RFC’s CEO
William Van Vliet	Jul 8, 2011	330	1.00	$0.00	RFC’s CEO
William Van Vliet	Jul 18, 2011	786	1.00	$0.00	RFC’s CEO
William Van Vliet	Aug 5, 2011	751	1.00	$0.00	RFC’s CEO
William Van Vliet	Aug 18, 2011	331	1.00	$0.00	RFC’s CEO
William Van Vliet	Sep 5, 2011	547	1.00	$0.00	RFC’s CEO

Total		9,125		$0.00

Non-US Investors

Name of Investor	Date of Investment	Number of shares purchased	Price per share	Total consideration received	Nature of pre-existing relationship, prior to filing S-1
Chin Lai Har	Jan 21, 2011	32,247	1.00	$32,247.00	Shareholder
Chin Lai Har	Feb 11, 2011	48,654	1.00	$48,654.00	Shareholder

Chin Lai Har	Feb 28, 2011	48,527	1.00	$48,527.00	Shareholder
Chin Lai Har	Apr 1, 2011	32,669	1.00	$32,669.00	Shareholder
Chin Lai Har	Apr 29, 2011	33,189	1.00	$33,189.00	Shareholder
Chin Lai Har	May 10, 2011	33,025	1.00	$33,025.00	Shareholder
Chin Lai Har	May 18, 2011	9,756	1.00	$9,756.00	Shareholder
Chin Lai Har	Jun 1, 2011	32,829	1.00	$32,829.00	Shareholder
Chin Lai Har	Jun 14, 2011	12,373	1.00	$12,373.00	Shareholder
Chin Lai Har	Jun 24, 2011	11,378	1.00	$11,378.00	Shareholder
Chin Lai Har	Jul 5, 2011	24,582	1.00	$24,582.00	Shareholder
Chin Lai Har	Jul 8, 2011	16,507	1.00	$16,507.00	Shareholder
Chin Lai Har	Jul 18, 2011	39,318	1.00	$39,318.00	Shareholder
Chin Lai Har	Aug 5, 2011	37,577	1.00	$37,577.00	Shareholder
Chin Lai Har	Aug 18, 2011	16,583	1.00	$16,583.00	Shareholder
Chin Lai Har	Sep 5, 2011	27,372	1.00	$27,372.00	Shareholder

Total		456,586		$456,586.00

Offering of the shares to the above two individuals, one an officer/director under Section 4(2) and the other under Regulation S to a non-U.S. investor with whom we had a pre-existing relationship as a shareholder, conducted after the filing of our initial registration statement should not be integrated with the public offering for the following reason:

The private offering meets the requirements of non-integration set forth in Securities Act Release No. 8828 in that:

●         The prospective private placement investors became interested in the concurrent private placement through a substantive, pre-existing relationship with the company as well as direct contact by the company or its agents outside  of the public offering effort.

●         The prospective investors were not identified or contacted through the marketing of the public offering and did not independently contact the issuer as a result of the general solicitation by means of the registration statement.

The registration statement was not used in connection with the placement, either as general advertising or solicitation or otherwise.

Note 5. Impairment of Long-Lived Assets, page 89

2 As requested we are providing an update to our original impairment analysis including each subsequent impairment analysis, that considers whether the carrying value of our Malaysian plant is recoverable based on the cash flows that could reasonably be expected to be generated, including a reasonable rate of return, by a potential buyer operating the plant based on the market conditions that existed as of the date of each impairment analysis, taking into consideration the market for biodiesel, general and administrative costs necessary to produce and sell products, shipping costs, and costs necessary to get the plant to operational status. The impact of incentives, such as tax incentives, has been adjusted to reflect reasonable assumptions:

We agree with your statement that  what a market participant would be willing to pay to purchase the plant is based on the discounted cash flow they could reasonably expect to generate from operating the plant.  As such, we have updated Note 5, Impairment of Long_Lived Assets and Impairment of Long”_Lived Assets on Page 45 under MD&A. The original Impairment showed EBITDA of approximately $400,000 to $500,000 per year operating the plant as a glycerin-only production facility until the plant could be sold for the appraised value.  Another analysis (RFC-SEC2011/07/29-ImpairmentTest) was previously provided which shows the possible EBITDA operating the plant as a biodiesel plant. This analysis showed it could generate an EBITDA of $13 million which supports a future price in excess of $50 million.

Based on the projected EBITDA of $13 million it would be reasonable to expect a possible sales price of $53 million.  However, as the replacement costs are $45 million we believe this would limit the upside of the purchase price as a buyer would do a buy versus build analysis.  We believe the potential EBITDA supports the $45 million possible sales price.  We also believe limiting the sales price to the replacement costs provides the best estimate of the sales price as that amount is less than the EBITDA multiple valuation.

There were only three significant assumptions in the impairment analysis.  The first is the sales value of the plant which is based on an appraisal performed in November 2008.  (This value is further supported by cash flow projections) The second is the four year holding period to sell the plant.  This was based on management’s assumption that a sale could not occur until the oil and gas markets and economic conditions improved.  In light of the depth of the US and world recession a three year period was expected for the economic recovery and a one year holding period was added to market and sale the plant.  The third is the discount rate which was derived from the bank’s lending rate of 6.3% with an addition of 13.7% risk adjusted yield for a total discount rate of 20%.  This rate is consistent with other high risk investment yields. The cash flow from operating the plant as a glycerin production facility was based on expected costs and revenues associated with that limitation and as such those amounts were not material to the overall fair valuation.   Also, the impaired value of the plant is comparable to the outstanding loan balance due to the bank.

The initial impairment analysis was calculated because as of December 2008 it was determined that due to biodiesel market conditions an impairment had occurred and the plant should be written down to its fair value.  The subsequent cash flow analysis was prepared to determine whether an additional impairment had occurred.  Based on the updated analysis and the improvement in the biodiesel markets it was determined that no further impairment had occurred. Therefore no updated fair value analysis was required under US GAAP.

The initial cash flows were based on operating the plant for a short period of time to produce glycerin which would generate marginal cash flows that did not represent the cash flows the plant could ultimately generate if it were fully operational and the bio-diesel market had recovered.  The market for bio-diesel improved substantially between December 2008 (the impairment date) and December 2010 and June 30, 2011.

The original impairment analysis was based on 2012 sales revenue forecast of $17,907,090 and EBITDA of $517,225 as the result of glycerin production.  This level of EBITDA would not support the sale of the plant for $45,000,000 (the appraisal amount translated to US dollars).  However this model incorrectly used the assumption that the Company could not operate the facility as a biodiesel plant and the value was substantially lower than under the assumption the Company would sell the plant or operate it as a combined biodiesel and glycerine plant.  As a biodiesel production facility the SEC2011/07/29-ImpairmentTest showed revenue of $115,582,406 and EBITDA of $6,707,101.  Assuming a 4 times EBITDA multiple the sales value would be $26,828,404.   The model predicts $133,801,083 in revenue in projected 2015 revenue which would produce $13,278,907 in EBITDA and support a sales value of $53,115,627 based on a 4 times EBITDA multiple.

We have also provided our updated projections.  The most significant assumptions are the price of diesel and biodiesel, the value of RINs, Tax credits, the cost of feedstock, and operating and general and administrative costs.  Note our current pricing is based on a proposed contract which does not include any tax credits or RINs retained by the Company.  It is not possible to support these projected amounts based on historical or actual operations because this is a new plant and not currently in operation.    The updated projections however support an EBITDA of approximately $13,000,000 per year assuming the plant achieves 92% of output capacity at current prices for Biodiesel.  This level more than supports the recovery of the carrying value of the plant and supports the Company’s business plan.

We received an appraisal of the Malaysian plant in November 2008.  This valuation was performed during the international financial crisis and after the prices for oil and biodiesel had declined substantially as a result of the economic recession in the United States.  The valuation report indicates that the plant is a specialized property and these types of facilities are rarely sold.  Under ASC 820, “Fair Value” in determining fair value for an asset, the use of a reporting entity's own assumptions about future cash flows and appropriately risk-adjusted discount rates is acceptable when relevant observable inputs are not available. However, a reporting entity’s intention to hold the asset or liability is not relevant in estimating fair value. Fair value is a market-based measurement, not an entity-specific measurement.  As such since the sale of the property would provide the highest fair value, Renewable Fuels Corp. would be required to use the market based assumptions.  Since the replacement cost is lower than the value from the projected EBITDA multiplied by 4 we determined a market participant would consider building over buying which could limit the sales value to the replacement cost.

The best indication for the property’s market value at December 2008 is the appraised value (or replacement cost) and it is important to note this value is also supported by the projected cash flows from operating of the plant.  Beginning in 2009 and through 2011 the possible sales value is supportable by possible cash flows from operations of a biodiesel plant.  As a result of the market conditions at the time RFC decided it may be required to hold the property for four years to allow for the recovery of the Biodiesel markets and that the fair value should be based on what a market participant would consider.  Therefore, the assumption used was that a market participant would operate the plant to produce glycerin until the market conditions improved because at that time RFC did not have the capital resources to execute that plan on our own.

The lower fair value was based on the use of a 4 year holding period (based on management’s assumptions which determined three years for market conditions to recover and one year sales marketing period) discounted at 20% per year.  Therefore the $45,000,000 market value from the appraisal was discounted to $22,000,000 for the impairment analysis.  As noted above fair value is based on the price a 3rd party would pay and not what the Company’s intentions are for its use. ASC requires the analysis of the potential sale of the plant to determine fair value even if RFC does not intend to sell the plant.

Based on the EBITDA from operating the plant as a biodiesel facility, the expected EBITDA will support the sale of the plant at the appraised value or higher.  It is also assumed that that as oil prices increase (with world demand) and biodiesel unit requirements increase based on existing US and European regulations that there will be an increase in the demand for more biodiesel plants. A market participant (with financial resources) would consider purchasing an existing plant at the replacement cost, if available, instead of building a new plant to accelerate time to market.  Therefore the use of the appraised value (replacement cost) is considered the best indication of what a market participant would pay.

The property is not currently for sale because the Company believes operating the plant will provide the highest return to the Company.  However if the plant were to be sold we believe there are a number of available market participants from Australia, Asia (specifically China), Europe and the United States that would have interest in buying the plant.

In addition, Indonesia and Malaysian governments are supportive of the Biofuel industries and as such would support acquisition by Indonesian and Malaysian companies as well.  In this circumstance the most likely candidate would be the non controlling interest holders from whom the plant was acquired who are also parties to the loan with the bank.  In this scenario the sales price floor would be the loan amount.

Please note Future Fuel, a biodiesel company, has an operating margin in excess of 15%.  Also, Ethanol plants have lower prices, and profit margins than biodiesel plants, and are not a good valuation comparison to RFC’s Malaysian plant.

Item	December 2008	September 2009	September 2010	June 2011
Impairment?	Yes	No	No	No
Fair Value	$22.0 million	$22.0 million	$30.5 million	$35.5 million
Appraised Value	$45.0 million	N/A	N/A	N/A
Carrying amount	$66.9 million	$22.0 million	$25.0 million	$25.4 million
Revaluation required	Yes	No	No	No
Income tax credits and RINs included in projection	No	No	No	No
Total costs of plants and land	$66.9 million	$66.9 million	$75.8 million	$76.9 million
Model used	Discounted cash flow & valuation report

The following are some recent pictures of the Malaysian plant.

The annualized normalized EBITDA is approximately $13 million and supports a sales value of $53 million.  The impairment analysis uses a $45 million sales price and resulted in a $22 million carrying value (using a discounted cash flow model).

There are two additional plants owned by the Company with land and fully developed designs that are fully written off and had a historical cost of approximately $30.8 million.

There has been no change in Loan status since the date of our last filing.

The start of operations will depend on the status of the working capital facilities from the bank.

Recent Sales of Unregistered Securities, Page 122
Shares Issued in Exchange of Ownership page 125

3 We have revised our disclosure in this section to state the number of BRII common shares we received as consideration in 2008 and the number of PBC common shares exchanged to Dakap as consideration in 2010.

This concludes our response to your comment letter of October 18, 2011.  We look forward to next steps and the Securities and Exchange Commission’s determinations.

Sincerely,

/s/ William Van Vliet
Chairman and CEO

Cc: Michael Williams, Esq

Renewable Fuel Corp
Impairment Anlayis- Operate as a BioFels Plant
June 30, 2011

		Actual	Projected	Projected	Projected	Projected	Projected	Projected
		2010	2011	2012	2013	2014	2015	2016

Sales	(A)	$-	$-	$-	$121,361,526	$127,429,603	$133,801,083	$53,115,627	(D)
Cost of sales	(A)	-	-	-	106,556,397	110,138,782	113,832,122	2,655,781	(E)

Gross profit		-	-	-	14,805,129	17,290,821	19,968,961	50,459,846
Gross profit %		#DIV/0!	#DIV/0!	#DIV/0!	12.20%	13.57%	14.92%	95.00%

General & Administrative Costs	(B)	-	-	6,100,000	6,068,076	6,371,480	6,690,054	-
				(F)
EBITDA		$-	$-	$(6,100,000)	$8,737,053	$10,919,341	$13,278,907	$50,459,846
Discount term	(C)	0	0	0	0.5	1.5	2.5	3
Discount Rate	20%	1.000000	1.000000	1.000000	0.912871	0.760726	0.633938	0.578704
Discounted EBITDA		$-	$-	$(6,100,000)	$7,975,801	$8,306,624	$8,418,006	$29,201,300

NPV based on current Results- (In Dollars)		$47,801,731

NPV Previously Calculated in FY09 - (In Dollars)		$21,979,004
Difference		25,822,727	<- Indicates better off current FAME projections with multi feedstock production.

Tickmarks
(A) Source is RFC 10 year projection.
(B) Increase in G&A costs to greater of 10 year projection costs or 5% of sales
(C) Discount rate is 20%
(D) Assume Residual value of 4 times EBITDA
(E) Assumes sales costs of 5% of Residual Value
(F) Added start up costs for factory and fuel on purchase date

Fair Value of the plant is estimated at $47.8 million at September 30, 2012 (the proposed sales date under the December 2008 impairment test). This value compares to the appraised value of $45.0 million in the updated December 2008 impairment analysis.
Note: Based on RFC impairment analysis the undiscounted cash flow of $90 million exceeds the carrying amount of the plant. Therefore no impairment exists and no fair value analysis is required. However, based on the above analysis the fair value of the plant is approximately $35 million.